Exhibit 99.2

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || JuNE 15, 2026

Birkenstock MAKES CERTAIn ANNOUNCEMENTS in connection with SEPARATELY ANNOUNCED TRANSACTIONS

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK) makes certain announcements as outlined below.

In connection with the transactions separately announced today, Birkenstock may, at its discretion, repurchase further ordinary shares of the Company for an aggregate amount of up to $500 million (€431 million equivalent), including from BK LC Lux MidCo S.à r.l., either in open market transactions, directly negotiated trades or as part of any registered offerings subject to, among other things, market conditions and the liquidity position of Birkenstock and its subsidiaries (the “Share Repurchases”) or, to the extent Share Repurchases are commercially unreasonable or otherwise not feasible or desirable, it may apply such amounts to refinance other existing indebtedness of Birkenstock and its subsidiaries or for general corporate purposes. The timing, manner, price and amount of any Share Repurchases at Birkenstock’s discretion will depend on a number of factors, including market conditions, the trading price of the ordinary shares, Birkenstock's liquidity position and other considerations.

In addition, in connection with the transactions separately announced today, certain subsidiaries of Birkenstock expect to enter into certain amendments (the “Term and Revolving Facilities Agreement Amendments”) to that certain term and revolving facilities agreement dated May 28, 2024, as amended (the “Term and Revolving Facilities Agreement”). The Term and Revolving Facilities Agreement Amendments are conditional on, and will become effective upon, the completion of such transactions. Pursuant to the Term and Revolving Facilities Agreement Amendments, it is expected that all liens and security interests securing the obligations under the Term and Revolving Facilities Agreement will be released. In addition, in connection therewith, the intercreditor agreement dated April 28, 2021, entered into by, among others, certain subsidiaries of Birkenstock, will be terminated.

As of June 1, 2026, the cash and cash equivalents of Birkenstock and its subsidiaries were approximately €176 million, reflecting the consummation of the previously announced $250 million accelerated share repurchase (including a related €110 million drawing in May 2026 under the existing revolving credit facility) and a net cash inflow from operations between April 1, 2026 and June 1, 2026, of approximately €80 million.

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The preliminary cash position information above has neither been audited nor reviewed by Birkenstock’s auditors, remains subject to the completion of Birkenstock’s financial closing procedures for the fiscal quarter ending June 30, 2026 and does not purport to indicate cash and cash equivalents as of any future date.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to any Share Repurchases and the financing thereof, the Term and Revolving Facilities Agreement Amendments and our preliminary cash position. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; our ability to attract and retain customers, and the effectiveness and efficiency of our marketing efforts; risks related to merchandise returns; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores, and our dependence on favorable lease terms, brand awareness and the ability to hire adequate staff to successfully operate such retail stores; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; the relative illiquidity of our real property investments and our ability to sell properties on reasonable terms in response to changing economic, financial and investment conditions; risks related to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; currency exchange rate fluctuations; risks related to global or regional health events; our dependence on third parties for our sales and distribution channels, as well as deterioration or termination of relationships with major wholesale partners; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges related to the distribution of our products; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers, or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery

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arrangements; fluctuations in product costs and availability due to fuel price uncertainty; failure to attract, hire, train and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; our dependence on the services and reputation of our Chief Executive Officer; adequate protection, maintenance and enforcement of our trademarks and other intellectual property rights; regulations governing the use and processing of personal data, as well as disruption and security breaches affecting information technology systems; payment-related risks related to the use of credit cards and debit cards; the reliance of our operations, products, systems and services on complex IT systems; risks related to international markets; risks related to litigation, compliance and regulatory matters, including corporate responsibility and ESG matters; risks related to climate change and regulatory responses to it; inadequate insurance coverage, or increased insurance costs; compliance with existing laws and regulations or changes in such laws and regulations; tax-related risks; risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt; control by our Principal Shareholder whose interests may conflict with ours or yours in the future; material weaknesses identified in our internal control over financial reporting and our ability to remediate such material weaknesses; our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2025, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

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